news release

Zi extends Qix solution across Symbian OS

Qix expansion to boost ARPU for wider phone range

Lund, Sweden and Calgary, AB, Canada, February 10, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, has extended the range of user interfaces (UI) supported by its revolutionary Qix™ service discovery engine to the UIQ platform. This announcement comes along one month after the company revealed improved ARPU statistics as part of its UK trial with Virgin Mobile. Zi Corporation will be demonstrating Qix on UIQ at stand E40 in Hall 2 at the 3GSM World Congress in Barcelona, February 13 to 16, 2006.

Qix now supports two licensable UIs available for Symbian OS™ smartphones. Qix for UIQ will offer the same features and functionality as the Qix version for S60. Transferring the Qix solution across to UIQ enables Zi to extend the reach of Qix across a larger range of Symbian OS based phones.

"This is a significant step forward for Zi's Qix technology and comes hard on the heels of the encouraging signs we are seeing from our trials with Virgin Mobile," comments Zi Corporation's chief technical officer and chief operating officer Milos Djokovic, "Qix now supports the two most important user interfaces deployed in the smartphone market. The Qix service discovery engine has created interest from operators worldwide because of its proven ability to drive up service revenues. Extending Qix to encompass the important UIQ user interface is another step towards making Qix totally ubiquitous."

"As a leader in UI technology UIQ Technology recognizes the important role that Qix is playing in enabling fast and intuitive usage of the smartphone's functions and feature" says Elisabet Melin, VP Marketing at UIQ Technology.

"Up to Q3 2005 almost 48 million Symbian OS smartphones had shipped worldwide," said Simon Garth, VP of Marketing, Symbian. "Zi's decision to enable Qix for the UIQ user interface will bring this advanced functionality to even more smartphone users."

Qix is now supported on version 2.1 of UIQ, the platform utilized by the Sony Ericsson P910i. Zi expects to extend support to version 3 of UIQ by the end of the year.

The recently launched UIQ 3 platform is an open software platform, based on Symbian OS, allowing developers to potentially target all UIQ 3 based phones from different

Intelligent Interface Solutions

manufacturers, using one single codeline. Applications will automatically receive the look and feel of the device they run on without the need for the developer to write extra code for it. Updates and bug fixes will be identical for all target platforms, and only one code update is needed to propagate it to all UIQ 3 based handsets. Developers will benefit from shorter time-to-market since code written for UIQ 3 will be identical through all handsets, unless device specific features have been used.

Qix provides an intuitive, fast search index for a mobile user, in the same way that an Internet search engine helps web surfers find what they are looking for. Qix is an innovative mobile service discovery engine that sits on the phone's idle screen and combines predictive text and content indexing to enable rapid discovery of contacts, features and services on a mobile phone.

Qix encourages greater Average Revenue per User (ARPU) by significantly reducing the number of key presses needed to use a phone, thereby enhancing the user experience for the subscriber and simultaneously driving service usage and adoption. Over time, Qix's interactive memory remembers new user data, including new URL bookmarks and called numbers for future presentation. It also tracks frequently used personal selections over time and then presents them with priority over other information, providing easy access to favorite items of the user. Visit www.zicorp.com/qix for more product information.

The company will be at next week's 3GSM World Congress conference in Barcelona, Spain from February 13 - 16, 2006. Visitors to the Zi stand (E40, Hall 2) will see new language software for its eZiText® and eZiTap™ text input technologies, further developments of Zi's world class Decuma® natural handwriting recognition and its revolutionary Qix™ service discovery engine.

To make an appointment with Zi Corporation at 3GSM World Congress please contact Brian Dolby or Bethany Caldwell on +44(0)115 948 6901 or e-mail brian@gbcspr.com or Bethany@gbcspr.com

About UIQ Technology

UIQ Technology develops and licenses an open software platform to the world's leading mobile phone manufacturers and supports licensees in the drive towards developing a mass market for open mobile phones. UIQ based phones are powerful and give access to enterprise applications, email, multimedia clips and web pages. UIQ is, for example, used in mobile phones from Sony Ericsson, Motorola, BenQ and Arima. UIQ Technology, established in 1999 in Sweden, is a fully owned subsidiary of Symbian Ltd. For more information, please visit www.uiq.com.

About Symbian

Symbian is a software licensing company that develops and licenses Symbian OS, the market leading open operating system for advanced, data-enabled mobile phones also known as smartphones.

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Symbian licenses Symbian OS to the world's leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. In the first three quarters of 2005, more than 23 million Symbian OS mobile phones were sold worldwide to over 250 network operators, bringing the total number of Symbian OS phones shipped to almost 48 million.

Symbian has its headquarters in London, United Kingdom with offices in the United States, Europe (England and Sweden (UIQ Technology AB)), Israel and Asia (India, P.R. China, Korea, and Japan). For more information, please visit www.symbian.com

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

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For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (Investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For UIQ Technology:

Ann Häljesgård
UIQ Technology
+46-547 46 47 00
ann.haljesgard@uiq.com

For Symbian Ltd.:

Paul Jarratt Symbian
+44 207 154 1194
paul.jarratt@symbian.com